Announcement








                  Company Celltech Group PLC
                  TIDMCCH
                  Headline Offer Document Posted
                  Released 07:00 3 Mar 2003
                  Number 1678I






NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA
OR JAPAN

3 March 2003
CELLTECH GROUP PLC ("CELLTECH")
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

Celltech announces that the Offer Document in respect of its cash offer for the entire issued, and to be issued, share capital of OGS, which was announced on 26 February 2003, was posted to OGS Securityholders on 1 March 2003. A Tender Offer Statement containing the Offer Document and other related information was also filed with the SEC today. The first closing date of the Offer is 31 March, 2003.

Enquiries:
For further information contact:

Celltech Group plc Telephone: +44 (0)1753 534 655

Dr Peter Fellner, Chief Executive

Peter Allen, Chief Financial Officer

Richard Bungay, Director of Corporate Communications

JPMorgan Telephone: +44 (0)20 7742 4000
Bernard Taylor, Vice Chairman
Julian Oakley, Managing Director
Brunswick London

Jon Coles Telephone: +44 (0)20 7404 5959
Fiona Fong
Brunswick New York

Cindy Leggett-Flynn Telephone: +1 212 333 3810

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech has today filed with the SEC a Tender Offer Statement containing the Offer Document and other related information. Free copies of those documents will be available on the SEC's website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document will be made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information.
OGS Securityholders in the United States are also advised to read the ender Offer Statement because it will contain important information. Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.J.P. Morgan plc, registered in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein. The Panel on Takeovers and Mergers (the Panel) wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with The City Code on Takeovers and Mergers, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Ordinary Shares, OGS American Depository Shares and instruments convertible into OGS Ordinary Shares or OGS American Depository Shares.
This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses. Disclosure should be made on an appropriate form by no later than 12 noon London time (7 a.m. New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.
The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END